Exhibit 99.1

Algonquin Power & Utilities Corp. announces regulatory approval of 100% ownership of its California Utility

OAKVILLE, ON, June 13, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) is pleased to announce that Liberty Utilities, APUC’s regulated distribution utility business, received approval from the California Public Utilities Commission to acquire 100% of the regulated electricity distribution business in Lake Tahoe, California (the “California Utility”).

The California Utility provides electric service to 47,000 customers in the Lake Tahoe region. APUC currently owns 50.001% of the California Utility and Emera Inc. (“Emera”) owns 49.999%. In April 2011, Emera agreed to sell its direct ownership in the California Utility to Liberty Utilities in exchange for 8.211 million APUC shares. The closing of the acquisition is expected to occur on or about July 12, 2012.

Initially at closing, Emera will exchange previously issued subscription receipts into 4.79 million APUC shares to partially fund the acquisition. In early 2013, following the completion of a rate case filed by the California Utility in February 2012, Emera will exchange additional subscription receipts into the remaining 3.42 million APUC shares.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 42 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APCo will be expanding its wind generating footprint into the United States pursuant to a previously announced agreement to acquire 245 MW of wind generating facilities across four States. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

%SEDAR: 00014832E

For further information:

Algonquin Power & Utilities Corp.

Kelly Castledine

Investor Relations

(905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 16:18e 13-JUN-12